Exhibit 99.1

Annual General Meeting of Holders of Common Shares of The Cash Store Financial Services Inc. (the “Issuer”) February 7, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Number of Directors

By a vote, the results of which are outlined below, the number of directors was set to seven (7):

Vote Type	Voted	Voted (%)	O/S (%)
For	13,671,255	93.71%	77.80%
Against	917,489	6.29%	5.22%
Withheld	-	-	-
Non Votes	1	-	-
Spoiled	-	-	-

Item 2: Election of Directors

By a vote, the results of which are outlined below, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

	Vote Type	Voted	Voted (%)	O/S (%)
Gordon J. Reykdal	For	11,618,655	91.78%	66.12%
	Withheld	1,040,338	8.22%	5.92%
	Non Votes	1,929,752	-	10.98%
	Spoiled	-	-	-

William C. Dunn	For	11,647,715	92.01%	66.29%
	Withheld	1,011,278	7.99%	5.76%
	Non Votes	1,929,752	-	10.98%
	Spoiled	-	-	-

Edward C. McClelland	For	10,452,282	82.57%	59.48%
	Withheld	2,206,711	17.43%	12.56%
	Non Votes	1,929,752	-	10.98%
	Spoiled	-	-	-

Robert J.S. Gibson	For	11,624,995	91.83%	66.16%
	Withheld	1,033,998	8.17%	5.88%
	Non Votes	1,929,752	-	10.98%
	Spoiled	-	-	-

J. Albert (Al) Mondor	For	11,651,005	92.04%	66.31%
	Withheld	1,007,988	7.96%	5.74%
	Non Votes	1,929,752	-	10.98%
	Spoiled	-	-	-

Ron Chicoyne	For	11,623,395	91.82%	66.15%
	Withheld	1,035,598	8.18%	5.89%
	Non Votes	1,929,752	-	10.98%
	Spoiled	-	-	-

Michael M. Shaw	For	11,624,595	91.83%	66.15%
	Withheld	1,034,398	8.17%	5.89%
	Non Votes	1,929,752	-	10.98%
	Spoiled	-	-	-

Annual General Meeting of Holders of Common Shares of The Cash Store Financial Services Inc. (the “Issuer”) February 7, 2013

Item 3: Appointment of Auditors

By a vote, KPMG LLP were appointed auditors of the issuer to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors were authorized to fix the remuneration of the auditors:

Vote Type	Voted	Voted (%)	O/S (%)
For	14,554,501	99.77%	82.83%
Withheld	34,243	0.23%	0.19%
Non Votes	1	-	-
Spoiled	-	-	-

Item 4: Shareholder proposal No. 1 - Separation of the roles of Chairman and CEO

By a vote by ballot, the Shareholders voted against a resolution to adopt a policy on corporate governance that divides the role of Chairman from the position of CEO, and to amend any bylaws to reflect that the Chairman is to be an independent Board member. The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Total Votes	Voted (%)	O/S (%)
For	4,369,235	34.19%	24.87%
Against	8,408,541	65.81%	47.85%
Non Votes	1,929,752	-	10.98%
Spoiled	-	-	-

Item 5: Shareholder proposal No. 2 - Delisting of the issuer’s shares from the New York Stock Exchange

By a vote by ballot, the Shareholders voted against a resolution to take all necessary steps to delist the issuer’s shares from the New York Stock Exchange. The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Total Votes	Voted (%)	O/S (%)
For	1,316,424	10.30%	7.49%
Against	11,461,352	89.70%	65.23%
Non Votes	1,929,752	-	10.98%
Spoiled	-	-	-

Item 6: Shareholder proposal No. 3 - Pursuit of strategic alternatives for non-Canadian operations

By a vote by ballot, the Shareholders voted against a resolution to take all necessary steps to explore strategic alternatives, including the potential disposal, of all of the non-Canadian operations (including UK and Australia-based assets). The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Total Votes	Voted (%)	O/S (%)
For	1,304,532	10.21%	7.42%
Against	11,473,244	89.79%	65.29%
Non Votes	1,929,752	-	10.98%
Spoiled	-	-	-

The Cash Store Financial Services Inc.

_____/s/ Jerry Roczkowsky______

Vice President Compliance & Corporate Secretary